Exhibit 99.1

CALHOUN, BLAIR & ASSOCIATES

PETROLEUM CONSULTANTS

4625 GREENVILLE AVENUE, SUITE 102

DALLAS, TEXAS 75206

(214)-522-4925

FACSIMILE: (214) 346-0310

RGBLAIR@SWBELL.NET

January 19, 2011

Dorchester Minerals Operating GP LLC

General Partner

3838 Oak Lawn Avenue, Suite 300

Dallas, Texas 75219-4541

Gentlemen:

In accordance with your instructions we have prepared estimates of oil and gas reserves from certain leasehold and royalty interests owned by Dorchester Minerals Operating LP, which consist of properties grouped by Hugoton NPI, Republic NPI, Spinnaker NPI, Maecenas NPI, Minerals NPI and Bradley NPI. We have projected our estimates of future oil and gas production annually, as of January 1, 2011, for these properties. This report includes 100% of the oil and gas reserves owned by Dorchester Minerals Operating, LP, all of which are located in the contiguous United States. This report was prepared to provide Dorchester Minerals Operating LP with Securities and Exchange Commission compliant reserve estimates.

Information necessary for the preparation of these estimates was obtained from records furnished by Dorchester Minerals Operating LP, from records on file with the state regulatory bodies, and from our own files. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well tests and production information as reported in the records on file with the state regulatory bodies were accepted as represented, together with all other factual data provided by Dorchester Minerals Operating LP, including the extent and character of the interest appraised.

The following table contains the estimated net reserves and revenues attributable to the property groups that are currently in pay status as of January 1, 2011.

	Hugoton NPI	Republic NPI	Spinaker NPI	Maecenas NPI	Total
Net Oil Reserves, BBL	0	38,810	270	5,350	44,430
Net Gas Reserves, MMCF	24,862.660	496.490	32.050	129.890	25,521.080
Net Oil and Gas Revenue, $	97,531,310	5,044,550	166,840	995,670	103,738,370
Net Operating Expense, $	39,353,740	1,447,760	67,990	283,400	41,152,890
Net Taxes, $	7,838,370	498,230	12,490	100,350	8,449,440
Net Capital Costs, $	980,000	0	0	0	980,000
Net Income, $	49,359,210	3,098,560	86,350	611,920	53,156,040
Net Present Worth at 10%, $	33,765,870	2,151,020	67,040	411,600	36,395,530

CALHOUN, BLAIR & ASSOCIATES

The estimated net reserves and revenues for the property groups that are in a deficit status as of January 1, 2011 are as follows:

	Minerals NPI	Bradley NPI	Total
Net Oil Reserves, BBL	177,990	380	178,370
Net Gas Reserves, MMCF	4,259.820	0.820	4,260.640
Net Oil and Gas Revenue, $	30,353,370	32,440	30,385,810
Net Lease Operating Expense, $	8,036,400	6,630	8,043,030
Net Taxes, $	2,392,780	2,420	2,395,200
Net Capital Costs, $	0	0	0
Net Income, $	19,924,190	23,390	19,947,580
Net Present Worth at 10%, $	14,025,150	18,920	14,044,070

All estimated reserves in this report are considered as proved developed producing. Proved developed producing reserves are those proved to a high degree of certainty by reason of actual completion or successful testing. Estimates of proved reserves were made using standard geological and engineering methods accepted by the petroleum industry. The method, or combination of methods, utilized was tempered by experience in the area, state of development, quality and extent of the basic data and production history. These methods and procedures were appropriate for the purpose served by this report and we have used all methods necessary under the circumstances to prepare this report.

When the information was available and the method was applicable, oil and gas reserves in this report were estimated by the extrapolation of historical trends of pressure decline as a function of cumulative production, oil and gas production decline as a function of time and oil and gas production decline as a function of cumulative production. For certain wells having a limited production history, reserves were estimated by analogy with nearby similar wells in the same formation. All gas volumes are raw wellhead gas volumes expressed at 60 degrees Fahrenheit and at a standard pressure base of 14.65 pounds per square inch absolute.

Reserves in this report are expressed as gross and net oil and gas production. Net oil and gas production represents those reserves net to the appraised interest after deducting all leasehold and royalty interests owned by others. Values of reserves are expressed in terms of net operating revenues, cash flow before taxes, and present worth. Net operating revenue is revenue, which would accrue to the appraised interests from the production and sale of the estimated net reserves. Cash flow before taxes is obtained by deducting severance and ad valorem taxes, net operating expenses and capital costs from net operating revenue. Net operating expenses include an allocation of supervisory costs chargeable to the leases but do not include general and administrative overhead. Oil and gas prices, net operating expenses and future capital costs were furnished by Dorchester Minerals Operating LP. Present worth is defined as the future cash flow before taxes discounted at the rate of ten (10.00) percent per year compounded annually. For the purpose of this report no estimate was made of salvage value for the existing lease and well equipment, or costs involved in abandonment of the wells.

Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, the reserves included in this report are estimates only and should not be construed as being exact quantities. The revenues from such reserves and the actual costs related thereto could be more or less than the estimated amounts. The scope of this investigation did not include an environmental study of these properties, nor was an on-site field inspection conducted. For the purpose of this report, it was necessary to assume that these properties are in compliance with existing government regulations.

CALHOUN, BLAIR & ASSOCIATES

Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report, and the costs incurred in recovering such reserves, may vary from price and cost assumptions in this report. In any case, estimates of reserves may increase or decrease as a result of future operation and as more production history becomes available. There are no known pending regulations that would affect the ability of Dorchester Minerals Operating LP to recover the estimated reserves in this report.

The oil and gas prices included in this report were provided by Dorchester Minerals Operating LP and were adjusted for BTU, fuel and line losses as well as for local markets. The Hugoton prices were determined as an unweighted arithmetic average of the Panhandle Eastern (Texas and Oklahoma) first day of the month price during the twelve month period of 2010. The benchmark gas price for the Hugoton operated properties was $4.15 per MMBTU. The benchmark prices for the other NPI properties were determined as an unweighted arithmetic average of the NYMEX Henry Hub and West Texas Intermediate-Cushing first day of the month price during the twelve month period of 2010. The benchmark oil and gas prices for the NPI properties were $79.43 per barrel and $4.38 per MMBTU, respectively. The overall weighted average prices were $73.49 per barrel and $3.95 per MMBTU.

Calhoun, Blair & Associates have not examined the title to these properties, nor has the actual degree or type of interest owned been independently confirmed. We are independent petroleum engineers; we do not own an interest in these properties and are not employed on a contingent basis. Basic field performance data together with our engineering work sheets are maintained on file in our office and are available for review. Calhoun Blair & Associates have met the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (revised February 2007) promulgated by the Society of Petroleum Engineers.

Included in this report are summaries of gross and net oil and gas reserves grouped by Hugoton NPI, Republic NPI, Spinnaker NPI, Maecenas NPI, Minerals NPI and Bradley NPI. Also included are projections of estimated annual gross and net oil and gas production, net operating revenue, severance and ad valorem taxes, net operating expenses, net capital costs, cash flow before taxes, and present worth for all properties appraised as of January 1, 2011. Present worth of future cash flow is not meant to represent the Fair Market Value of these properties or of Dorchester Minerals Operating LP.

Yours very truly,

s/s RG Blair, P.E.
Calhoun, Blair & Associates
Licensed Professional Engineer
State of Texas #68057